Exhibit 1.A(8)(c)(ii)a.

AMENDMENT NO. 1
EXPENSE ALLOCATION AGREEMENT

The Expense Allocation Agreement (the "Agreement"), dated August 25, 1998 by and among Security Life of Denver ("Security Life"), A I M Advisors, Inc. ("AIM Advisors") and A I M Distributors, Inc. ("AIM Distributors") (collectively the "Parties"), is hereby amended as follows:

Section 2 Reimbursement of Expenses of the Agreement is hereby deleted in its entirety and replaced with the following:

"Section 2. Reimbursement of Expenses.

(a) AIM Advisors and AIM Distributors, as they may allocate between themselves, shall pay to Security Life, on a pro rata basis, a quarterly payment ("Quarterly Payment") equal to a percentage of all Portfolios' average monthly net assets attributable to Policies issued by Security Life at the annual rate of 0.25% of average Quarterly Net assets of all Portfolios:

(b) For purposes of calculating the amount of the expense reimbursement, described in (a) above, the "average quarterly net assets" of all Portfolios for any calendar month shall be equal to the quotient produced by dividing (i) the sum of the net assets of such Portfolios determined in accordance with procedures established from time to time by or under the direction of the Funds' Board of Trustees, for each business day of such quarter, by (ii) the number of such business days; and

(c) AIM Advisors or AIM Distributors will calculate the payment contemplated by this Section 2 at the end of each calendar quarter and will make such payment to Security Life within thirty (30) days thereafter. Each payment will be accompanied by a statement showing the calculation of the quarterly amounts payable by AIM Advisors or AIM Distributors and such other supporting data as may be reasonably requested by Security Life.

(d) The form of payment made by AIM Advisors or AIM Distributors pursuant to this Section 2 will be cash; provided, however, that AIM Advisors or AIM Distributors and Security Life may from time to time mutually agree in writing to payments by AIM Advisors or AIM Distributors of a portion of the payments made pursuant to this Section 2 in the form of research services or other forms of payment.

(e) From time to time, the Parties hereto shall review the Quarterly Payment to determine whether it exceeds or is reasonably expected to exceed the incurred and anticipated costs, over time, of Security Life specified in Section 1 hereof. The Parties agree to negotiate in good faith a reduction to the Quarterly Payment as necessary to eliminate any such excess, or such other change as may be necessary to reflect the actual costs of the services provided hereunder."

All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

Effective Date: January 1, 2001

SECURITY LIFE OF DENVER
Attest:	/s/ Eric Banta	By:	/s/ Jim Livingston
Name:	Eric Banta	Name:	Jim Livingston
Title:	Assistant Secretary	Title:	Executive Vice President

(SEAL)

A I M ADVISORS, INC.
Attest:	/s/ Nancy L. Martin	By:	/s/ Carol F. Relihan
Name:	Nancy L. Martin	Name:	Carol F. Relihan
Title:	Assistant Secretary	Title:	Senior Vice President

(SEAL)

A I M DISTRIBUTORS, INC.
Attest:	/s/ Nancy L. Martin	By:	/s/ Michael J. Cemo
Name:	Nancy L. Martin	Name:	Michael J. Cemo
Title:	Assistant Secretary	Title:	President

(SEAL)